Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At June 30 2022	At December 31 2021

ASSETS
Current
Cash and cash equivalents (note 4)	$56,839	$63,998
Trade and other receivables (note 5)	4,214	3,656
Inventories (note 6)	2,733	3,454
Investments-equity instruments (note 7)	9,536	14,437
Prepaid expenses and other	976	1,310
	74,298	86,855
Non-Current
Inventories-ore in stockpiles (note 6)	2,098	2,098
Investments-equity instruments (note 7)	56	141
Investments-uranium (note 7)	162,693	133,114
Investments-joint venture (note 8)	20,088	21,392
Prepaid expenses and other	110	221
Restricted cash and investments (note 9)	11,563	12,001
Property, plant and equipment (note 10)	252,871	254,462
Total assets	$523,777	$510,284

LIABILITIES
Current
Accounts payable and accrued liabilities (note 11)	$9,404	$8,590
Warrants on investment (note 7)	455	1,625
Share purchase warrant liabilities (note 15)	3,604	-
Current portion of long-term liabilities:
Deferred revenue (note 12)	4,171	4,656
Post-employment benefits (note 13)	120	120
Reclamation obligations (note 14)	1,181	1,181
Other liabilities (note 16)	188	179
	19,123	16,351
Non-Current
Deferred revenue (note 12)	29,542	31,852
Post-employment benefits (note 13)	1,099	1,154
Reclamation obligations (note 14)	32,907	36,351
Share purchase warrant liabilities (note 15)	-	20,337
Other liabilities (note 16)	371	329
Deferred income tax liability	6,372	7,219
Total liabilities	89,414	113,593

EQUITY
Share capital (note 17)	1,526,909	1,517,029
Contributed surplus (note 18)	68,815	67,496
Deficit	(1,163,134)	(1,189,610)
Accumulated other comprehensive income (note 19)	1,773	1,776
Total equity	434,363	396,691
Total liabilities and equity	$523,777	$510,284

Issued and outstanding common shares (in thousands) (note 17)	818,347	812,430
Commitments and contingencies (note 24)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended June 30		Six Months Ended June 30
	2022	2021	2022	2021

REVENUES (note 21)	$6,800	$4,626	$10,925	$7,122

EXPENSES
Operating (notes 20 and 21)	(3,654)	(3,691)	(6,052)	(5,579)
Evaluation (note 21)	(6,616)	(6,381)	(11,081)	(9,142)
Exploration (note 21)	(1,060)	(528)	(3,626)	(1,876)
General and administrative (note 21)	(2,759)	(2,362)	(6,823)	(4,987)
Other income (expense) (note 20)	(7,481)	6,348	45,164	4,307
	(21,570)	(6,614)	17,582	(17,277)
Income (loss) before net finance expense	(14,770)	(1,988)	28,507	(10,155)
Finance expense, net (note 20)	(876)	(1,015)	(1,574)	(2,040)
Equity share of loss of joint venture (note 8)	(812)	-	(1,304)	-
Income (loss) before taxes	(16,458)	(3,003)	25,629	(12,195)
Income tax recovery - Deferred	311	646	847	954
Net income (loss) for the period	$(16,147)	$(2,357)	$26,476	$(11,241)

Other comprehensive income (loss) (note 19):
Items that are or may be subsequently reclassified to income (loss):
Foreign currency translation change	(6)	2	(3)	5
Comprehensive income (loss) for the period	$(16,153)	$(2,355)	$26,473	$(11,236)

Basic and diluted net income (loss) per share:
Basic	$(0.02)	$(0.00)	$0.03	$(0.01)
Diluted	$(0.02)	$(0.00)	$0.03	$(0.01)

Weighted-average number of shares outstanding (in thousands):
Basic	817,935	805,061	816,361	759,743
Diluted	817,935	805,061	826,425	759,743

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
	2022	2021

Share capital (note 17)
Balance-beginning of period	$1,517,029	$1,366,710
Shares issued for cash, net of issue costs	8,292	134,050
Other shares issued, net of issue costs	148	-
Share options exercised-cash	807	4,289
Share options exercised-transfer from contributed surplus	307	1,473
Share units exercised-transfer from contributed surplus	326	366
Balance-end of period	1,526,909	1,506,888

Contributed surplus
Balance-beginning of period	67,496	67,387
Share-based compensation expense (note 18)	1,952	1,295
Share options exercised-transfer to share capital	(307)	(1,473)
Share units exercised-transfer to share capital	(326)	(366)
Balance-end of period	68,815	66,843

Deficit
Balance-beginning of period	(1,189,610)	(1,208,587)
Net income (loss)	26,476	(11,241)
Balance-end of period	(1,163,134)	(1,219,828)

Accumulated other comprehensive income (note 19)
Balance-beginning of period	1,776	1,775
Foreign currency translation	(3)	5
Balance-end of period	1,773	1,780

Total Equity
Balance-beginning of period	396,691	227,285
Balance-end of period	$434,363	$355,683

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
CASH PROVIDED BY (USED IN):	2022	2021

OPERATING ACTIVITIES
Net income (loss) for the period	$26,476	$(11,241)
Adjustments and Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	4,052	3,079
Fair value change losses (gains):
Investments-equity instruments (notes 7 and 20)	4,986	(5,142)
Investments-uranium (notes 7 and 20)	(29,579)	(7,534)
Warrants on investment (notes 7 and 20)	(1,170)	-
Share purchase warrant liabilities (notes 15 and 20)	(16,733)	5,832
Joint venture-equity share of loss (note 8)	1,304	-
Recognition of deferred revenue (note 12)	(3,976)	(719)
Loss (gain) on property, plant and equipment disposals	36	(2)
Post-employment benefit payments (note 13)	(66)	(61)
Reclamation obligation expenditures (note 14)	(854)	(420)
Share-based compensation (note 18)	1,952	1,295
Foreign exchange (gains) losses (note 20)	(287)	1,618
Warrant liabilities, issue costs expensed	-	791
Deferred income tax recovery	(847)	(954)
Change in non-cash working capital items (note 20)	1,377	618
Net cash used in operating activities	(13,329)	(12,840)

INVESTING ACTIVITIES
Purchase of investments-uranium (note 7)	-	(76,390)
Additions of property, plant and equipment (note 10)	(3,644)	(355)
Proceeds on sale of property, plant and equipment	-	2
Decrease (increase) in restricted cash and investments	438	(318)
Net cash used in investing activities	(3,206)	(77,061)

FINANCING ACTIVITIES
Issuance of debt obligations (note 16)	72	34
Repayment of debt obligations (note 16)	(106)	(124)
Proceeds from unit issues, net of issue costs (note 17)	-	135,630
Proceeds from share issues, net of issue costs (note 17)	8,292	10,863
Proceeds from share options exercised (note 17)	807	4,289
Net cash provided by financing activities	9,065	150,692

(Decrease) increase in cash and cash equivalents	(7,470)	60,791
Foreign exchange effect on cash and cash equivalents	311	(931)
Cash and cash equivalents, beginning of period	63,998	24,992
Cash and cash equivalents, end of period	$56,839	$84,852

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2022
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 67.01% interest in the Waterbury Lake Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 12). In addition, the Company has varying ownership interests in several other development and exploration projects located in Saskatchewan, Canada.

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%) and Christie Lake (JCU 34.4508%). See note 8 for details.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison’s Elliot Lake reclamation projects and provides related services to certain third-party projects.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on August 4, 2022.

3.
ACCOUNTING POLICIES

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2021.

The Company has considered the amendments to IAS 16, Property Plant and Equipment, IAS 37, Provisions, Contingent Liabilities and Contingent Assets and IFRS 3 Business Combinations which are effective for annual periods beginning on or after January 1, 2022 and has concluded that these amendments have no impact on the Company’s financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Cash	$1,215	$2,002
Cash in MLJV and MWJV	1,216	1,275
Cash equivalents	54,408	60,721
	$56,839	$63,998

5.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Trade receivables	$3,636	$2,866
Receivables in MLJV and MWJV	378	533
Sales tax receivables	188	255
Sundry receivables	12	2
	$4,214	$3,656

6.
INVENTORIES

The inventories balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Uranium concentrates	$-	$451
Inventory of ore in stockpiles	2,098	2,098
Mine and mill supplies in MLJV	2,733	3,003
	$4,831	$5,552

Inventories-by balance sheet presentation:
Current	$2,733	$3,454
Long-term-ore in stockpiles	2,098	2,098
	$4,831	$5,552

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.
INVESTMENTS

The investments balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Investments:
Equity instruments
Shares	$9,514	$14,349
Warrants	78	229
Uranium	162,693	133,114
	$172,285	$147,692

Investments-by balance sheet presentation:
Current	$9,536	$14,437
Long-term	162,749	133,255
	$172,285	$147,692

The investments continuity summary is as follows:

(in thousands)	Equity Instruments	Physical Uranium	Total Investments

Balance–December 31, 2021	$14,578	$133,114	$147,692
Change in fair value to profit and (loss) (note 20)	(4,986)	29,579	24,593
Balance–June 30, 2022	$9,592	$162,693	$172,285

At June 30, 2022, the Company holds equity instruments consisting of shares and warrants in publicly traded companies and no debt instruments. Long-term equity instruments consist of warrants in publicly traded companies exercisable for a period of more than one year after the balance sheet date.

Investment in uranium

At June 30, 2022, the Company holds a total of 2,500,000 pounds of physical uranium as U3O8, acquired at a weighted average purchase price of $36.67 (USD$29.66) per pound U3O8, including purchase commissions, for a total cost of $91,674,000 (USD$74,140,000). The uranium is being held as a long-term investment.

       Sale of investment and issuance of warrants on investment

In 2021, the Company sold by private agreement (1) 32,500,000 common shares of GoviEx Uranium Inc. (“GoviEx”) and (2) 32,500,000 common share purchase warrants, entitling the holder to acquire one additional common share of GoviEx owned by Denison (“GoviEx Warrants”), for combined gross proceeds of $15,600,000. The proceeds from this transaction were allocated between the GoviEx common shares sold and the GoviEx Warrants issued on a relative fair value basis. The GoviEx Warrants entitle the holder to acquire one additional common share of GoviEx owned by the Company at an exercise price $0.80, for 18 months after issuance (expiring in April 2023).

The Company continues to hold 32,644,000 common shares of GoviEx. If the GoviEx Warrants are exercised in full, Denison will receive $26,000,000 and will transfer a further 32,500,000 GoviEx common shares to the warrant holders.

At December 31, 2021, the fair value of the GoviEx Warrants was estimated to be $1,625,000 ($0.05 per warrant), based on the following assumptions in the Black-Scholes option pricing model – expected volatility of 82%, risk-free interest rate of 0.91%, dividend yield of 0% and an expected term of 16 months.

At June 30, 2022, the fair value of the GoviEx Warrants is estimated to be $455,000 ($0.014 per warrant), based on the following assumptions in the Black-Scholes option pricing model–expected volatility of 97%, risk-free interest rate of 3.09%, dividend yield of 0% and an expected term of 10 months.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Number of	Warrant
(in thousands except warrant amounts)	Warrants	Liability

Balance–December 31, 2021	32,500,000	$1,625
Change in fair value to (profit) and loss (note 20)	-	(1,170)
Balance–June 30, 2022	32,500,000	$455

8.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Investment in joint venture-by investee:
JCU	$20,088	$21,392
	$20,088	$21,392

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2021	$21,392
Equity share of loss	(1,304)
Balance-June 30, 2022	$20,088

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (“UEX”), for cash consideration of $20,500,000 plus transaction costs of $1,356,000. Denison’s acquisition of its 50% interest in JCU occurred immediately following UEX’s acquisition of all the outstanding shares of JCU from Overseas Uranium Resources Development Co., Limited (“OURD”) for cash consideration of $41,000,000.

Pursuant to Denison's agreement with UEX, Denison provided UEX with an interest-free 90-day term loan of $40,950,000 million (the "Term Loan") to facilitate UEX's purchase of JCU from OURD. On the transfer of 50% of the shares in JCU from UEX to Denison, $20,500,000 of the amount drawn under the Term Loan was deemed repaid by UEX. UEX repaid the remainder of the Term Loan in September 2021.

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake Project (UEX 65.5492%).

The following tables are summaries of the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	At June 30	At December 31
(in thousands)	2022	2021

Total current assets(1)	$3,048	$4,851
Total non-current assets	38,067	38,067
Total current liabilities	(939)	(134)
Total non-current liabilities	-	-
Total net assets	$40,176	$42,784

		Six Months Ended June 30, 2022(2)

Revenue		$-
Net loss		(2,608)
Other comprehensive income		$-

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31, 2021		$42,784
Net loss		(2,608)
Adjusted net assets of JCU–at June 30, 2022		$40,176
Denison ownership interest		50.00%
Denison share of adjusted net assets of JCU		20,088
Investment in JCU		$20,088

(1)
Included in current assets are $3,043,000 in cash and cash equivalents and $5,000 in accounts receivable
(2)
Represents JCU net loss for the six months ended May 31, 2022 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies

9.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Cash and cash equivalents	$3,591	$2,866
Investments	7,972	9,135
	$11,563	$12,001

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,591	$2,866
Letters of credit facility pledged assets	7,972	9,000
Letters of credit additional collateral	-	135
	$11,563	$12,001

At June 30, 2022, investments consist of guaranteed investment certificates with maturities of less than 120 days.

Elliot Lake Reclamation Trust Fund

During the six months ended June 31, 2022, the Company deposited an additional $1,199,000 into the Elliot Lake Reclamation Trust Fund and withdrew $479,000.

Letters of Credit Facility Pledged Assets

In April 2022, the Company entered into a further amendment with respect to the letters of credit facility. The amendment was related to the reduction in financial assurances required for the McClean Lake and Midwest operations as a result of the recently approved Preliminary Decommissioning Plan (“PDP”) for these projects.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the amended terms, the maximum letters of credit available was reduced to $22,972,000. Concurrently, the pledged assets on deposit with BNS, required to maintain the facility, was reduced from $9,000,000 to $7,972,000, and the additional collateral of $135,000 was released. In total, $1,163,000 in previously restricted cash has been released back to the Company. All other terms of the credit facility (tangible net worth covenant, and security for the facility) remain unchanged by this further amendment.

At June 30, 2022, the Company has $7,972,000 on deposit with the Bank of Nova Scotia (“BNS”) as pledged restricted investments pursuant to its obligations under of the letters of credit facility (refer to notes 14 and 16).

10.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance–December 31, 2021	$105,683	$953	$179,788	$286,424
Additions	3,533	75	104	3,712
Disposal	(78)	(267)	-	(345)
Reclamation–Adjustment (note 14)	(3,303)	-	-	(3,303)
Balance–June 30, 2022	$105,835	$761	$179,892	$286,488

Accumulated amortization, depreciation:
Balance–December 31, 2021	$(31,420)	$(542)	$-	$(31,962)
Amortization	(92)	-	-	(92)
Depreciation	(1,795)	(77)	-	(1,872)
Disposal	42	267	-	309
Balance–June 30, 2022	$(33,265)	$(352)	$-	$(33,617)

Carrying value:
Balance–December 31, 2021	$74,263	$411	$179,788	$254,462
Balance–June 30, 2022	$72,570	$409	$179,892	$252,871

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $59,961,000 or 83% of the owned plant and equipment carrying value as at June 30, 2022.

The additions during the six months ended June 30, 2022 primarily relate to the purchase of an office building in Saskatoon, Saskatchewan to accommodate the Company’s growing workforce and capital equipment to support the evaluation programs at Wheeler River.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the ROU assets value is attributable to the building lease assets for the Company’s office space in Toronto.

Mineral Properties

As at June 30, 2022, the Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly, or through contractual arrangements. The properties with significant carrying values are Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, which together represent $162,791,000, or 91%, of the total mineral property carrying value as at June 30, 2022.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Trade payables	$4,068	$3,179
Payables in MLJV and MWJV	4,065	4,316
Other payables	1,271	1,095
	$9,404	$8,590

12. DEFERRED REVENUE

The deferred revenue balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Deferred revenue–pre-sold toll milling:
CLJV toll milling–APG	$33,713	$36,508
	$33,713	$36,508

Deferred revenue-by balance sheet presentation:
Current	$4,171	$4,656
Non-current	29,542	31,852
	$33,713	$36,508

The deferred revenue liability continuity summary is as follows:

(in thousands)	Deferred Revenue

Balance–December 31, 2021	$36,508
Accretion (note 20)	1,181
Revenue recognized during the period (note 21)	(3,976)
Balance–June 30, 2022	$33,713

Arrangement with Anglo Pacific Group PLC (“APG”)

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison.

The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to APG or any changes in Cigar Lake Phase 1 and Phase 2 toll milling production estimates are recognized.

In the six months ended June 30, 2022, the Company has recognized $3,976,000 of toll milling revenue from the draw-down of deferred revenue based on Cigar Lake toll milling production in the six-month period (9,105,000 pounds U3O8 on a 100% basis). The drawdown in the six months ending June 30, 2022 includes a cumulative increase in revenue for prior periods of $1,444,000 resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2022. The true-up adjustment was predominantly driven by a change in the estimated timing of the milling of the Cigar Lake ore, following an announcement from the operators of the Cigar Lake mine that mine production would be reduced from previous planned amounts of 18 million pounds U3O8 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O8 per year thereafter.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ore resulted in an increase to the implied financing component of the toll milling transaction, increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue drawdown rate. The updated drawdown rate has been applied retrospectively to all pounds produced for the CLJV since the inception of the APG arrangement, resulting in the current period true-up.

Production at the Cigar Lake mine and the McClean Lake mill, was temporarily suspended at the beginning of 2021, owing to the shut-down of the Cigar Lake mine in response to the COVID-19 pandemic. The CLJV restarted ore production at the Cigar Lake mine in April 2021 and toll-milling production at McClean Lake restarted in May 2021, with packaged uranium production resuming in early June 2021.

Accordingly, for the comparative six months ended June 30, 2021, the Company recognized $719,000 of toll milling revenue from the draw-down of deferred revenue comprised of $658,000 based on Cigar Lake toll milling production in the second quarter (2,542,000 pounds U3O8 on a 100% basis) and a retroactive $61,000 increase in revenue resulting from changes in estimates to the toll milling drawdown rate which was also recorded in the second quarter of 2021.

The current portion of the deferred revenue liability at June 2022 reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

13. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Accrued benefit obligation	$1,219	$1,274
	$1,219	$1,274

Post-employment benefits-by balance sheet presentation:
Current	$120	$120
Non-current	1,099	1,154
	$1,219	$1,274

The post-employment benefits continuity summary is as follows:

(in thousands)	Post-Employment Benefits

Balance–December 31, 2021	$1,274
Accretion (note 20)	11
Benefits paid	(66)
Balance–June 30, 2022	$1,219

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Reclamation obligations-by location:
Elliot Lake	$20,769	$20,877
McClean and Midwest Joint Ventures	12,366	15,405
Other	953	1,250
	$34,088	$37,532

Reclamation obligations-by balance sheet presentation:
Current	$1,181	$1,181
Non-current	32,907	36,351
	$34,088	$37,532

The reclamation obligations continuity summary is as follows:

(in thousands)	Reclamation Obligations

Balance–December 31, 2021	$37,532
Accretion (note 20)	713
MLJV site restoration–adjustment	(3,303)
Expenditures incurred	(854)
Balance–June 30, 2022	$34,088

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The Company is responsible for monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas.

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 9).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

In January 2022, the CNSC approved an amendment to the operating license for the MLJV and MWJV Operations, which allows for the expansion of the McClean Lake Tailings Management Facility (“TMF”), along with the associated revised PDP and cost estimate. The updated PDP was used to update the reclamation obligation for McClean Lake and Midwest, resulting in a reduction in the reclamation obligation of $3,303,000. As at June 30, 2022, the Company’s estimate of the undiscounted amount of future reclamation costs, in current year dollars, is $22,072,000 (December 31, 2021 - $24,617,000). The majority of the reclamation costs are expected to be incurred between 2041 and 2059. Revisions to the reclamation liabilities for the MLJV and MWJV are recognized on the balance sheet as adjustments to the assets associated with the sites.

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. The updated reclamation plan results in a reduction in the Company’s pro-rata share of the required financial assurances from $24,135,000 to $22,972,000. As at June 30, 2022, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000.

Refer to note 9 for details regarding a further amendment to the letters of credit facility that occurred in April 2022.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Site Restoration: Other

The Company’s exploration and evaluation activities are subject to environmental regulations as set out by the Saskatchewan government. Cost estimates of the future decommissioning and reclamation activities are recognized when the liability is incurred.

15. SHARE PURCHASE WARRANT LIABILITIES

In connection with the public offerings of units in February 2021 and March 2021 (see note 17), the Company issued 15,796,975 and 39,215,000 share purchase warrants to unit holders, respectively. The February 2021 warrants entitle the holder to acquire one common share of the Company at an exercise price of USD$2.00 for 24 months after issuance (expires February 2023). The March 2021 warrants entitle the holder to acquire one common share of the Company at an exercise price of USD$2.25 for 24 months after issuance (expires March 2023).

Since these warrants are exercisable in U.S. dollars (“USD”), which differs from the Company’s CAD functional currency, they are classified as derivative liabilities and are required to be carried as liabilities at fair value through profit and loss (“FVTPL”). When the fair value of the warrants is revalued at each reporting period, the change in the liability is recorded through net profit or loss in Other Income (expense).

February 2021 Warrants

At December 31, 2021, the fair value of each February 2021 warrant was estimated to be $0.4032, using a USD to CAD foreign exchange rate of 0.7888 and incorporated the following assumptions in the Black-Scholes option pricing model – expected volatility of 84%, risk-free interest rate of 0.91%, dividend yield of 0% and an expected term of 1.13 years.

At June 30, 2022, the fair value of each February 2021 warrant is estimated to be $0.0554, using a USD to CAD foreign exchange rate of 0.7760 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 71%, risk-free interest rate of 3.09%, dividend yield of 0% and an expected term of 0.64 years.

March 2021 Warrants

At December 31, 2021, the fair value of each March 2021 warrant was estimated to be $0.3563, using a USD to CAD foreign exchange rate of 0.7888 and incorporated the following assumptions in the Black-Scholes option pricing model – expected volatility of 82%, risk-free interest rate of 0.91%, dividend yield of 0% and an expected term of 1.22 years.

At June 30, 2022, the fair value of each March 2021 warrant is estimated to be $0.0696, using a USD to CAD foreign exchange rate of 0.7760 and incorporating the following assumptions in the Black-Scholes option pricing model – expected volatility of 79%, risk-free interest rate of 3.09%, dividend yield of 0% and an expected term of 0.72 years.

The share purchase warrant liabilities continuity is as follows:

	Number of	Warrant
(in thousands except warrant amounts)	Warrants	Liability

Balance–December 31, 2021	55,006,475	$20,337
Change in fair value to (profit) and loss (note 20)	-	(16,733)
Balance–June 30, 2022	55,006,475	$3,604

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER LIABILITIES

The other liabilities balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Debt obligations:
Lease obligations	$434	$452
Loan obligations	125	56
	$559	$508

Other liabilities-by balance sheet presentation:
Current	$188	$179
Non-current	371	329
	$559	$508

Debt Obligations

At June 30, 2022, the Company’s debt obligations are comprised of lease liabilities and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Balance–December 31, 2021	$452	$56	$508
Accretion (note 20)	17	-	17
Additions	58	82	140
Repayments	(93)	(13)	(106)
Balance–June 30, 2022	$434	$125	$559

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at June 30, 2022:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Maturity analysis–contractual undiscounted cash flows:
Next 12 months	$153	$35	$188
One to five years	337	100	437
More than five years	-	-	-
Total obligation–June 30, 2022–undiscounted	490	135	625
Present value discount adjustment	(56)	(10)	(66)
Total obligation–June 30, 2022–discounted	$434	$125	$559

Letters of Credit Facility

In January 2022, the Company entered into an amending agreement for its letters of credit facility with BNS (the “2022 Facility”). Under the amendment, the maturity date of the 2022 Facility has been extended to January 31, 2023. All other terms of the 2022 Facility (tangible net worth covenant, pledged cash, and security for the facility) remain unchanged from the previous facility.

In April 2022, the Company entered into a further amendment with respect to the letters of credit facility. Refer to note 9 for details.

As of June 30, 2022, the 2022 Facility provided the Company with access to credit up to $22,972,000 (the use of which is restricted to non-financial letters of credit in support of reclamation obligations) subject to letter of credit fees of 2.40% (0.40% on the $7,972,000 covered by pledged cash collateral) and standby fees of 0.75%.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2022, the Company is in compliance with its facility covenants and $22,972,000 (December 31, 2021: $24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV (see note 14). During the six months ended June 30, 2022, the Company incurred letter of credit fees of $192,000 (June 30, 2021: $196,000).

17. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands except share amounts)	Shares	Capital

Balance–December 31, 2021	812,429,995	$1,517,029
Issued for cash:
Shares issued for cash–total	4,238,600	8,563
Less: share issue costs	-	(271)
Other shares issued–total	99,850	183
Less: other share issue costs	-	(35)
Share option exercises	1,100,000	807
Share option exercises–transfer from contributed surplus	-	307
Share unit exercises–transfer from contributed surplus	478,503	326
	5,916,953	9,880
Balance–June 30, 2022	818,346,948	$1,526,909

Share Issue

On September 16, 2021, the Company filed a short form base shelf prospectus (‘2021 Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. Under the 2021 Shelf Prospectus, the Company is allowed to issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus, for an aggregate offering amount of up to $250,000,000 during the 25 month period ending on October 16, 2023.

On September 28, 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program qualified by a prospectus supplement to the 2021 Shelf Prospectus (“2021 ATM Program"). The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$50,000,000.

During the six months ended June 30, 2022, the Company issued 4,238,600 shares under the 2021 ATM Program. The common shares were issued at an average price of $2.02 per share for aggregate gross proceeds of $8,563,000. The Company also recognized issue costs of $271,000 related to these ATM share issuances, which includes $265,000 of commissions and $6,000 associated with the maintenance of the 2021 Shelf Prospectus and 2021 ATM Program. In total, the Company has issued 8,078,900 shares under the 2021 ATM Program for aggregate gross proceeds of $16,538,000.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at June 30, 2022, the Company estimates that it has incurred $5,381,000 of expenditures towards its obligation to spend $8,000,000 on eligible exploration expenditures by the end of fiscal 2022 due to the issuance of flow-through shares in March 2021. The Company renounced the income tax benefits of this issue in February 2022, with an effective date of renunciation to its subscribers of December 31, 2021.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Share based compensation expense for:
Share options	$(370)	$(420)	$(759)	$(615)
RSUs	(561)	(457)	(1,060)	(663)
PSUs	(91)	(43)	(133)	(17)
Share based compensation expense	$(1,022)	$(920)	$(1,952)	$(1,295)

An additional $4,349,000 in share-based compensation expense remains to be recognized, up until May 2025, on outstanding share options and share units at June 30, 2022.

Share Options

Share options granted in 2022 vest over a period of three years. A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Share	Share
	Options	(CAD)

Share options outstanding–December 31, 2021	9,449,895	$0.86
Grants	1,573,000	1.84
Exercises(1)	(1,100,000)	0.73
Expiries	(26,000)	0.85
Forfeitures	(284,000)	1.13
Share options outstanding–June 30, 2022	9,612,895	$1.03
Share options exercisable–June 30, 2022	6,156,395	$0.73

(1)
The weighted average share price at the date of exercise was $1.93.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s share options outstanding at June 30, 2022 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Share	Share
(CAD)	(Years)	Options	(CAD)

Share options outstanding
$ 0.25 to $ 0.49	2.71	1,840,000	$0.45
$ 0.50 to $ 0.74	1.19	2,916,895	0.64
$ 0.75 to $ 0.99	-	-	-
$ 1.00 to $ 1.49	3.72	3,189,000	1.28
$ 1.50 to $ 1.99	4.69	1,551,000	1.84
$ 2.00 to $ 2.49	4.41	116,000	2.27
Stock options outstanding–June 30, 2022	2.92	9,612,895	$1.03

Options outstanding at June 30, 2022 expire between March 2023 and May 2027.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of share options granted during the current period:

Six Months Ended
June 30, 2022

Risk-free interest rate	1.44% - 2.82%
Expected stock price volatility	74.56% - 74.93%
Expected life	3.38 years - 3.42 years
Expected dividend yield	-
Fair value per share under options granted	$0.84 - $1.10

Share Units

RSUs granted under the Share Unit Plan in 2022 vest ratably over a period of three years. PSUs granted under the Share Unit Plan in 2022 vest over one year.

A continuity summary of the RSUs and PSUs of the Company granted under the share unit plan is presented below:

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Share	Per RSU	Share	Per PSU
	Units	(CAD)	Units	(CAD)

Units outstanding–December 31, 2021	5,801,841	$0.80	1,530,000	$0.62
Grants	1,242,000	2.08	120,000	2.08
Exercises (1)	(358,503)	0.78	(120,000)	0.38
Forfeitures	(181,749)	1.02	-	-
Units outstanding–June 30, 2022	6,503,589	$1.04	1,530,000	$0.75
Units vested–June 30, 2022	3,342,008	$0.67	1,080,000	$0.65

(1)
The weighted average share price at the date of exercise was $1.85 for RSUs and $1.58 for PSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At June 30	At December 31
(in thousands)	2022	2021

Cumulative foreign currency translation	$411	$414
Experience gain-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,773	$1,776

20. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Cost of goods and services sold:
Cost of goods sold-mineral concentrates	$(444)	$-	$(444)	$-
Operating overheads:
Mining, other development expense	(118)	(823)	(190)	(1,055)
Milling, conversion expense	(931)	(471)	(1,555)	(475)
Less absorption:
-Mineral properties	10	11	21	22
-Milling	-	-	(11)	-
Cost of services-Closed Mines Group	(1,875)	(2,338)	(3,531)	(3,931)
Cost of goods and services sold	(3,358)	(3,621)	(5,710)	(5,439)
Selling expenses	(34)	-	(34)	-
Sales royalties	(216)	-	(216)	-
Reclamation asset amortization	(46)	(70)	(92)	(140)
Operating expenses	(3,654)	(3,691)	$(6,052)	$(5,579)

The components of other income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Gains (losses) on:
Foreign exchange	$487	$(2,059)	$287	$(1,618)
Disposal of property, plant and equipment	(36)	2	(36)	2
Fair value changes:
Investments-equity instruments (note 7)	(9,261)	5,233	(4,986)	5,142
Investments-uranium (note 7)	(18,177)	7,534	29,579	7,534
Warrants on investment (note 7)	2,308	-	1,170	-
Share purchase warrant liabilities (note 15)	17,217	(4,268)	16,733	(5,832)
Gain on recognition of proceeds–UI repayment (note 24)	127	-	2,713	-
Issue costs–share purchase warrant liabilities (note 17)	-	(2)	-	(791)
Uranium investment carrying charges	(93)	(54)	(171)	(54)
Other	(53)	(38)	(125)	(76)
Other income (expense)	$(7,481)	$6,348	$45,164	$4,307

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of finance income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Interest income	$236	$130	$352	$213
Interest expense	(3)	(1)	(4)	(1)
Accretion expense
Deferred revenue (note 12)	(739)	(790)	(1,181)	(1,544)
Post-employment benefits (note 13)	(6)	(6)	(11)	(12)
Reclamation obligations (note 14)	(356)	(336)	(713)	(672)
Debt obligations (note 16)	(8)	(12)	(17)	(24)
Finance expense, net	$(876)	$(1,015)	$(1,574)	$(2,040)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Operating expenses
Mining, other development expense	$(1)	$-	$(1)	$(1)
Milling, conversion expense	(929)	(429)	(1,553)	(429)
Cost of services	(44)	(46)	(88)	(91)
Evaluation	(29)	(9)	(63)	(18)
Exploration	(24)	(50)	(49)	(80)
General and administrative	(76)	(30)	(118)	(55)
Depreciation expense-gross	$(1,103)	$(564)	$(1,872)	$(674)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Salaries and short-term employee benefits	$(2,449)	$(2,104)	$(6,331)	$(5,138)
Share-based compensation (note 18)	(1,022)	(920)	(1,952)	(1,295)
Termination benefits	(2)	-	(2)	(29)
Employee benefits expense	$(3,473)	$(3,024)	$(8,285)	$(6,462)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Six Months Ended June 30
(in thousands)	2022	2021

Change in non-cash working capital items:
Trade and other receivables	$(583)	$(1,265)
Inventories	721	(1)
Prepaid expenses and other assets	427	262
Accounts payable and accrued liabilities	812	1,622
Change in non-cash working capital items	$1,377	$618

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

21. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Closed Mine Services segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates from mine production. The Closed Mine Services segment includes the results of the Company’s environmental services business which provides mine decommissioning and other services to third parties. The Corporate and Other segment includes general corporate expenses not allocated to the other segments. In 2021, The Corporate and Other segment includes management fee income earned from Uranium Participation Corporation (“UPC”) and general corporate expenses not allocated to the other segments.

For the six months ended June 30, 2022, reportable segment results were as follows:

(in thousands)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	6,962	3,963	-	10,925

Expenses:
Operating expenses	(2,521)	(3,531)	-	(6,052)
Evaluation	(11,081)	-	-	(11,081)
Exploration	(3,626)	-	-	(3,626)
General and administrative	(20)	-	(6,803)	(6,823)
	(17,248)	(3,531)	(6,803)	(27,582)
Segment income (loss)	(10,286)	432	(6,803)	(16,657)

Revenues–supplemental:
Environmental services	-	3,963	-	3,963
Toll milling services–deferred revenue (note 12)	3,976	-	-	3,976
Uranium concentrate sale	2,986	-	-	2,986
	6,962	3,963	-	10,925

Capital additions:
Property, plant and equipment	464	36	3,212	3,712

Long-lived assets:
Plant and equipment
Cost	95,810	4,218	6,568	106,596
Accumulated depreciation	(27,996)	(2,994)	(2,627)	(33,617)
Mineral properties	179,892	-	-	179,892
	247,706	1,224	3,941	252,871

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

        For the three months ended June 30, 2022, reportable segment results were as follows:

(in thousands)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	4,491	2,309	-	6,800

Expenses:
Operating expenses	(1,779)	(1,875)	-	(3,654)
Evaluation	(6,616)	-	-	(6,616)
Exploration	(1,060)	-	-	(1,060)
General and administrative	(7)	-	(2,752)	(2,759)
	(9,462)	(1,875)	(2,752)	(14,089)
Segment income (loss)	(4,971)	434	(2,752)	(7,289)

Revenues–supplemental:
Environmental services	-	2,309	-	2,309
Toll milling services–deferred revenue (note 12)	1,505	-	-	1,505
Uranium concentrate sale	2,986	-	-	2,986
	4,491	2,309	-	6,800

For the six months ended June 30, 2021, reportable segment results were as follows:

(in thousands)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	719	4,310	2,093	7,122

Expenses:
Operating expenses	(1,648)	(3,931)	-	(5,579)
Evaluation	(9,142)	-	-	(9,142)
Exploration	(1,876)	-	-	(1,876)
General and administrative	(17)	-	(4,970)	(4,987)
	(12,683)	(3,931)	(4,970)	(21,584)
Segment income (loss)	(11,964)	379	(2,877)	(14,462)

Revenues–supplemental:
Environmental services	-	4,310	-	4,310
Management fees	-	-	2,093	2,093
Toll milling services–deferred revenue (note 12)	719	-	-	719
	719	4,310	2,093	7,122

Capital additions:
Property, plant and equipment	310	36	83	429

Long-lived assets:
Plant and equipment
Cost	101,829	4,465	974	107,268
Accumulated depreciation	(26,910)	(3,167)	(471)	(30,548)
Mineral properties	179,764	-	-	179,764
	254,683	1,298	503	256,484

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2021, reportable segment results were as follows:

(in thousands)	Mining	Closed Mine Services	Corporate and Other	Total

Statement of Operations:
Revenues	582	2,566	1,478	4,626

Expenses:
Operating expenses	(1,353)	(2,338)	-	(3,691)
Evaluation	(6,381)	-	-	(6,381)
Exploration	(528)	-	-	(528)
General and administrative	-	-	(2,362)	(2,362)
	(8,262)	(2,338)	(2,362)	(12,962)
Segment income (loss)	(7,680)	228	(884)	(8,336)

Revenues–supplemental:
Environmental services	-	2,566	-	2,566
Management fees	-	-	1,478	1,478
Toll milling services–deferred revenue (note 12)	582	-	-	582
	582	2,566	1,478	4,626

22. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

UPC was a publicly listed company which invested substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

The Company entered into a management services agreement (“MSA”) with UPC effective on April 1, 2019 with a term of five years (the “Term”). Under the MSA, Denison received the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

On July 19, 2021, UPC and Sprott Asset Management LP completed the UPC Transaction and the MSA between Denison and UPC was terminated in accordance with the termination provisions therein. As a result, Denison received a termination payment from UPC of $5,848,000 in July 2021. Following the completion of the UPC Transaction, UPC was no longer considered a related party of Denison.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Management fees:
Base and variable fees	$-	$571	$-	$1,046
Commission fees	-	697	-	697
Discretionary fees	-	210	-	350
	$-	1,478	$-	$2,093

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

Denison and KHNP Canada (which is an indirect subsidiary of KEPCO through KHNP) are parties to a strategic relationship agreement (the ‘KHNP SRA’). The KHNP SRA provides for a long-term collaborative business relationship between the parties, which includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors, provided that its shareholding percentage stays about 5%.

KHNP Canada is also the majority member of KWULP, which is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2022	2021	2022	2021

Salaries and short-term employee benefits	$(545)	$(494)	$(2,168)	$(1,537)
Share-based compensation	(825)	(737)	(1,648)	(1,057)
Key management personnel compensation	$(1,370)	$(1,231)	$(3,816)	$(2,594)

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During the six months ended June 30, 2022, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at June 30, 2022 and December 31, 2021:

			June 30	December 31
	Financial	Fair	2022	2021
	Instrument	Value	Fair	Fair
(in thousands)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$56,839	$63,998
Trade and other receivables	Category B		4,214	3,656
Investments
Equity instruments-shares	Category A	Level 1	9,514	14,349
Equity instruments-warrants	Category A	Level 2	78	229
Elliot Lake reclamation trust fund	Category B		3,591	2,866
Credit facility pledged assets	Category B		7,972	9,000
Reclamation letter of credit collateral	Category B		-	135
			$82,208	$94,233

Financial Liabilities:
Accounts payable and accrued liabilities	Category C		9,404	8,590
Debt obligations	Category C		559	508
Warrants on investment	Category A	Level 2	455	1,625
Share purchase warrant liabilities	Category A	Level 2	3,604	20,337
			$14,022	$31,060

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by Uranium Exchange Company, LLC (“UxC”) and converted to Canadian dollars during the period-end indicative foreign exchange rate.

24. COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

In September 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by UI was November 16, 2016. The required payments for the Mining License Receivable, as amended pursuant to a subsequent extension agreement executed by UI and the Company in 2016, were not made.

The Company’s receivable, and the interest thereon, is fully provided for.

The Company commenced arbitration with respect to the unpaid amounts, and the final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In January 2022, the Company executed a Repayment Agreement with UI (the “Repayment Agreement”). Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments on account of the Arbitration Award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments until December 31, 2025. The total amount due to Denison under the Repayment Agreement is approximately USD$16,000,000 inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. The Repayment Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the Arbitration Award while UI is in compliance with its obligations under the Repayment Agreement.

During the six months ended June 30, 2022, the Company received USD$2,200,000 from UI, of which a portion relates to reimbursement of legal and other expenses incurred by Denison, resulting in the recognition of income of $2,713,000 in the period.